Trio Petroleum Corp

23823 Malibu Road, Suite 304

Malibu, CA 90265

September 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Trio Petroleum Corp Registration Statement on Form S-3 Initially Filed September 4, 2025 File No. 333-290041

Dear Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. ET on Thursday, September 11, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Robin Ross
Robin Ross, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP